Financial Statements

Kiwi Campus Inc.

For the period ended December 31, 2018



Table of Contents

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Current assets	
Cash and cash equivalents	195,363.83
Total Current assets	**195,363.83**
Total Current Assets	**195,363.83**
Property, Plant and equipment	
Delivery Equipment	276,914.21
Machinery & Equipment	145,911.91
Total Property, Plant and equipment	**422,826.12**
Non-Current Assets	
Rental Deposits	21,750.00
Total Non-Current Assets	**21,750.00**
TOTAL ASSETS	**$639,939.95**
LIABILITIES AND EQUITY	
Liabilities	
Non-Current Liabilities	
Notes Payable	26,809.21
Safe Notes	2,246,388.88
Total Non-Current Liabilities	**2,273,198.09**
Total Liabilities	**2,273,198.09**
Equity	
Additional paid-in capital	64,345.64
Common stock, authorized 10,000,000 shares $0.0001 par value	100.00
Retained Earnings	-305,579.96
Net Income	-1,392,123.82
Total Equity	**-1,633,258.14**
TOTAL LIABILITIES AND EQUITY	**$639,939.95**

Income Statement

January - December 2018

	Total
INCOME	
Income	141,090.61
PayPal Sales	-4,286.71
Total Income	**136,803.90**
COST OF GOODS SOLD	
Cost of Goods Sold	142,125.80
Total Cost of Goods Sold	**142,125.80**
GROSS PROFIT	**-5,321.90**
EXPENSES	
Administration expenses	537,420.89
Contractors	73,131.69
Corporate & Over Head Cost	546,002.69
Depreciation Expense	70,471.00
Hardware	34,934.81
Manufacturing	7,280.63
Marketing Cost	27,531.46
Operations Expenses	66,128.17
Payroll Expenses	23,900.58
Total Expenses	**1,386,801.92**
NET OPERATING INCOME	**-1,392,123.82**
NET INCOME	**$ -1,392,123.82**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-1,392,123.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Delivery Equipment:Accumulated Depreciation	70,471.00
Machinery & Equipment	-93,177.30
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,706.30**
Net cash provided by operating activities	**-1,414,830.12**
INVESTING ACTIVITIES	
Delivery Equipment	-58,631.24
Delivery Equipment:Equipment 2.0	-63,790.62
Delivery Equipment:Equipment 3.1	-217,825.90
Rental Deposits	-21,750.00
Net cash provided by investing activities	**-361,997.76**
FINANCING ACTIVITIES	
Notes Payable:Cash Note FELIPE CHAVEZ	31,650.04
Notes Payable:Cash Note SERGIO PACHON	340.69
Notes Payable:Cash Note YEISSON OVIEDO	-5,181.52
Safe Notes:ADAM SAH	25,000.00
Safe Notes:BERKELEY SKYDECK FUND I LP	50,000.00
Safe Notes:BIAZZO GIUSEPPE	20,004.88
Safe Notes:BOOX SRL	74,904.00
Safe Notes:CIL Acquico Ltd - BABATUNDE OLAKUNLE	100,000.00
Safe Notes:CLUB ITALIA INVESTIMENTI 2 S.P.A	75,000.00
Safe Notes:DAVID CHAN	100,000.00
Safe Notes:FAGO MATTEO	100,000.00
Safe Notes:FIRST ROCK CAPITAL	30,000.00
Safe Notes:Fundacion Fort Charles (Mayer Mizrachi) - MARK MIZRACHI MATALON	200,000.00
Safe Notes:IMPERIALI ALESSANDRA	20,000.00
Safe Notes:MAGIC CARPET GLOBAL LLC	10,000.00
Safe Notes:MICHAEL P BRENNANTTEE	100,000.00

	Total
Safe Notes:PHILIP E MYERSON	175,000.00
Safe Notes:SQUARE FORCE (HK) LIMITED	199,975.00
Safe Notes:SVB PRIVATE BANK	100,000.00
Safe Notes:TANIA ZAPATA	30,000.00
Safe Notes:URBAN US FUND II	300,000.00
Safe Notes:VERDOR SAS	140,000.00
Safe Notes:VIMERCATI SANEVERINO	20,000.00
Safe Notes:ZE.FLOR. SRL	40,000.00
Additional paid-in capital	1,016.41
Common Stock	100.00
Partner Contributions	-100.00
Net cash provided by financing activities	**1,937,709.50**
NET CASH INCREASE FOR PERIOD	**160,881.62**
Cash at beginning of period	34,482.21
CASH AT END OF PERIOD	**$195,363.83**

Statements of Equity

January - December 2018

	Common Stock	Additional paid-in capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance, January 01, 2018	100.00	63,329.23	-305,579.96	-242,150.73
Additional paid-in capital		1,016.41		1,016.41
Net income			-1,392,123.82	-1,392,123.82
Ending Balance, December 31, 2018	100.00	64,345.64	-1,697,703.78	-1,633,258.14

Notes to financial statements

KIWI CAMPUS INC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

Note 1 - Summary of significant accounting policies Organization and nature of operations

The financial statements have been prepared to present the financial position and results of operations of Kiwi Campus, Inc. (the "Company") was incorporated under the Delaware law on November 30, 2016. The Company operates in one (1) city in Berkeley, California, where the Company is located.
Kiwi Campus SAS was incorporated on December 19, 2016 in Colombia and provides software development for Kiwi Campus Inc.

Fiscal Year

The Company maintains its financial records on a calendar year basis for the year ended on December 31th.

Principles of Consolidation and Basis of Accounting

The financial statements include the accounts of Kiwi Campus Inc. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, cash on deposit with financial institutions, and certificates of deposit.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Operations in Colombia

All operations related to the wholly owned subsidiary of Kiwi Campus Inc, Kiwi Campus SAS, located in Colombia are recorded as "Software Development Colombia" in the income statement. This office provides software development, hardware and manufacturing services to the Company. Expenses related to this item include salaries and general expenses.

Property, Plant and equipment

Property, Plant and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method of depreciation. Estimated useful lives are generally 5 years for furniture, fixtures and equipment. Depreciation expenses totaled $70,471 in fiscal year 2018.

Other assets
Rental deposits are accounted for as other assets.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets, primarily fixed assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the book value of the asset may not be recoverable. In accordance with SFAS 144, the Company uses the estimate of future undiscounted cash flows attributable to such assets over the remaining life in measuring whether the assets are recoverable.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Note 2 - Property, Plant and equipment

Property, Plant and equipment as of December 31, 2018 consists of the following:

Property, Plant and Equipment		
Delivery Equipment		58,631.24
Accumulated Depreciation		-70,471.00
Equipment 2.0		70,928.07
Equipment 3.1		217,825.90
Total Delivery Equipment	$	**276,914.21**
Machinery & Equipment		145,911.91
Total Property, Plant and Equipment	$	**422,826.12**

Note 3 - Safe Note

The Safes Notes consist of the following:

Safe Notes	
ADAM SAH	30,000.00
ARIEL POLER	25,000.00
BERKELEY SKYDECK FUND I LP	100,000.00
BIAZZO GIUSEPPE	20,004.88
BOOX SRL	124,904.00
CII2	15,806.00
CIL Acquico Ltd - BABATUNDE OLAKUNLE	100,000.00
CLUB ITALIA INVESTIMENTI 2 S.P.A	75,000.00
CRISTIANO ESCALPON	75,000.00
DAVID CHAN	100,000.00
FAGO MATTEO	100,000.00
FIRST ROCK CAPITAL	55,000.00
Fundacion Fort Charles (Mayer Mizrachi) - MARK MIZRACHI MATALON	200,000.00
GIANLUCA PEREGO	50,000.00
IMPERIALI ALESSANDRA	20,000.00
MAGIC CARPET GLOBAL LLC	10,000.00
MICHAEL P BRENNANTTEE	100,000.00
PEDRO ESPINOZA	5,000.00
PHILIP E MYERSON	175,000.00
PI CAMPUS	35,699.00
SQUARE FORCE (HK) LIMITED	199,975.00
SVB PRIVATE BANK	100,000.00
TANIA ZAPATA	30,000.00
URBAN US FUND II	300,000.00
VERDOR SAS	140,000.00
VIMERCATI SANEVERINO	20,000.00
ZE.FLOR. SRL	40,000.00
Total Safe Notes	**$ 2,246,388.88**

During the year ended 31 December 2018, the company entered into several SAFE (Simple Agreement for Future Equity) agreements with third parties. The SAFE agreements do not have a maturity date and do not accrue interest. The agreement is subject to a valuation cap. The valuation caps on the agreements concluded range from $1,300,000 to $12,000,000.

Under the terms of the SAFE agreements,If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock sold in the Equity Financing equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. Thereafter, this instrument will expire and terminate.

As of December 31, 2018, no SAFE agreements were converted into equity, terminated or expired based on the terms of the agreements.

Note 4 - Administration expenses
Administration expenses consist of the following

Administration expenses		
Bank Charges & Fees		6,540.12
Cleaning		440.90
Office supplies		12,236.12
Postage & Freight		3,058.10
Software Development Colombia		515,050.00
Taxes & Licenses		95.65
Total Administration expenses	$	537,420.89

Note 5 - Income taxes

There is no provision for income taxes for the fiscal year ended December 31, 2018 as a result of operating losses and recording valuation allowances related to the deferred federal and state income tax benefits for each of the years. Deferred income taxes result from the tax benefit of federal and state net operating loss carryforwards, the use of different depreciation methods for financial reporting and tax purposes, and the differences in accounting for goodwill and the sale-leaseback transactions for financial reporting and tax purposes.

Note 6 - Concentrations of risk

During fiscal year 2018, the Company made significant investments for a new fleet of robots. Management does not consider this to be a significant risk, as there are by operations necessary.

Note 7 - Subsequent events
There are no events after December 31, 2018.